ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

January 29, 2009

09045323

SEC Mail Processing Section

FEB 10 2009

Washington, DC
111

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAR 2 2009
THOMSON REUTERS

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
29 January 2009 (ASX: Announcement – Quarterly Report for the period 1 October to 31 December 2008 and Appendix 5B)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

QUARTERLY REPORT FOR THE PERIOD

FROM 1 OCTOBER 2008 TO 31 DECEMBER 2008

HIGHLIGHTS

OFFSHORE WEST AFRICA - SENEGAL

One year extension to First Renewal Period granted to facilitate farm out process
FAR increases working interest to 90% and assumes operatorship
Third written farm in offer received from a major – negotiations in progress

UNITED STATES OF AMERICA

Fourth ***~~Third~~ quarter oil and gas sales of $676,142***
Production volumes increase significantly on prior quarter

NEW CAPITAL INJECTION

Up to $4m plus to be raised through a share placement and convertible note issue

OFFSHORE WEST AFRICA - SENEGAL

RUFISQUE AND SANGOMAR AND SANGOMAR DEEP OFFSHORE BLOCKS (FAR 90% - OPERATOR)

During the quarter, the Company received advice from the Minister of Energy for the Republic of Senegal confirming a one year extension to the First Renewal Period under the Contract for Exploration and Hydrocarbon Production Sharing covering the Rufisque and Sangomar and Sangomar Deep offshore blocks.

Following meetings held in Dakar since the quarter end, the Company has received formal approval from Petrosen (Senegal's National Oil Company), to increase its working interest to 90 percent and assume Operatorship under the Contract for Exploration and Hydrocarbon Production Sharing covering the Rufisque and Sangomar and Sangomar Deep offshore blocks.

Subsequently a meeting was also held with the Minister of Energy for the Republic of Senegal to confirm FAR's appointment as Operator, its increased working interest and to provide an activity update since Ministerial approval of the one year extension to the First Renewal Period was granted.

The increased interest in the blocks has placed FAR in a stronger negotiating position in the farm out process that was delayed by the need to obtain an extension.

FAR is pleased to advise that following the grant of the extension it has received a third written offer from a major to participate in the exploration of these offshore blocks. Negotiations are continuing.

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

As previously advised:

- farm in offers have been obtained from industry participants with access to rigs and proven capacity to operate deepwater wells;
- the joint venture has met all obligations under the first renewal period and has spent US$17 million being twice the minimum amount specified under the Contract;
- FAR and its co-venturer Petrosen have acquired one of the largest 3D surveys off the northwest coast of Africa covering an area exceeding 2,000 square kilometres resulting in a high quality data set that has been processed into a world class seismic volume leading to the identification of several plays and drillable prospects;
- the work has been accomplished as rapidly as possible with due care and attention to detail resulting in the several offers received.

FAR is seeking to be free carried through the drilling of the first exploratory well.

NORTH AMERICA

The Company views North America, particularly the Gulf Coast area, as the key to building a production and reserve base. This is unsurprising given the proliferation of hydrocarbons, the robust energy pricing regime and the established infrastructure. FAR has built a strong network over more than a decade of doing business in Texas and Louisiana.

PRODUCTION

Gas sales during the quarter totalled 45.1 million cubic feet (Q3 2008: 28.3 million cubic feet) for an average of 0.49 million cubic feet per day at an average price of US$6.92 per thousand cubic feet before production taxes (Q3 2008: US$10.54/MCF). Oil sales during the quarter totalled 2,516 barrels (Q3: 2,824 barrels) for an average of 27 barrels of oil per day at an average price of US$67 per barrel before production taxes (Q3: US$123/bbl).

Whilst production volumes increased during the quarter, as a result of the completion of repairs to the damage caused by hurricanes Gustav and Ike, the impact on revenues was offset by the decline in oil and gas prices.

S.L. 328 #9 well, (FAR 10.1875%) Lake Long, South Louisiana

A cement squeeze repair to a casing leak in the SL 328#9 well was completed during the quarter and the well was returned to production from the Middle Hollywood Sand interval. The #9 well has been on production since 9 September 2007 and is currently producing 2.8 million cubic feet of gas and 43 barrels of condensate per day which approximates the rate of production prior to the repair work.

The Upper Hollywood Sands (where 13 feet of additional net pay has been logged) will be produced at a later date.

All working interests at Lake Long are subject to State and other minor royalties. The Lake Long Field is operated by Kriti Exploration Inc.

S.L. 328 #28 ST well, (FAR 31.375% (14 Sand) and 1.375% (Shallow sands) Lake Long, South Louisiana

During the quarter the Operator circulated a formal well drilling proposal with a targeted drilling date of early 2009. After detailed analysis of risk versus reward using sharply revised oil pricing applied to the primary target FAR elected not to participate in the well.

NE Waller, Onshore US Gulf Coast (FAR 34%)

During the quarter, two wells, Pitchford #1 and Pitchford #2, were drilled at NE Waller.

The logging of Pitchford #1, a 4500' Frio test, did not indicate the presence of hydrocarbons and the well was plugged and abandoned.

The Pitchford #2 well, a 7100' Yegua test, encountered a thin zone at Frio level with the Yegua and Cockfield appearing wet. The well was drilled on prognosis running structurally high and had good sand development however the controlling fault and associated trap mechanism appears to have formed after migration occurred. The partners decided not to complete in the Frio which was considered marginal and the well was plugged and abandoned.

These first two wells were selected from a large drilling inventory of shallow horizons. A full modern log suite was run in the wells in order that they would serve as a calibration of the 3D seismic over remaining prospects and leads. Evaluation of deeper horizons, particularly Wilcox and Midcox continues.

The main thrust of the NE Waller program is at Wilcox level and it is FAR's intention to introduce farm in partners for prospects at Wilcox and deeper intervals at a future date.

Eagle Project, San Joaquin Basin, California (FAR 15%)

The joint venture is currently undergoing certain changes that may lead to the appointment of a new Operator and the formulation of a more definitive program. Until this process is finalised FAR is reserving any decision on whether it will continue at its current level of interest in the joint venture.

ONSHORE CANADA

Wild River Project, Alberta Canada (FAR ~ 29.12%)

FAR is seeking a partner to drill a significant Wabamun prospect at Wild River following completion of processing of a 3D seismic survey acquired during 2007.


BERLAND RIVER WEST
WABAMUN B
114 BCF OGIP
Alberta Energy & Utilities Board
Designated Pool Boundaries
BERLAND RIVER WEST
WINTERBURN A
70 BCF OGIP
Wabamun Prospect Outline
(up to 50 Bcf)
3D
Wabamun Mineral Rights held
jointly by F.A.R. (29.1214%) and
Suncor (70.8786%) (all yellow)
10 MMCF/D Wabamun Test in 1968
WILD RIVER
Wabamun Gas Prospects

FAR, in partnership with a major Canadian company, has mapped a Wabamun target with potential up to 50BCF which lies within 4.5 km of existing infrastructure and in proximity to a well that tested 10 million cubic feet of gas per day.

FAR's interest in the venture is determined on an expenditure equalisation formula that has been determined at 29.12 percent.

New royalty programs announced by the Government of Alberta that encourage the continued development of deep, higher-cost oil and gas reserves became effective in January 2009.

AUSTRALIA

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
STOKES BAY
Stokes Bay Well – Canning Basin, Western Australia (FAR - 8%)

Testing of the Stokes Bay-1 well was completed during the quarter. The well was drilled by the Joint Venture in 2007 in the EP104/R1 Permits located in the Canning Basin, near the town of Derby, in Western Australia.

The testing was an attempt to provide a positive test of the reservoir fluid and character and flow capacity of the cavernous reef system in the Nullara Formation encountered by the Stokes Bay-1 well and the extent of the reservoir parameters. With large mud losses in the Stokes Bay-1 well, the reservoir potential and fluid character was not positively defined during the 2007 drilling program.

The programme involved an initial circulation of fresh water and swabbing of the wellbore before using nitrogen in an attempt to lift the heavy drilling fluids above the Nullara Formation carbonate reservoir and reduce the pressure on the formation. The test programme was designed to induce flow of formation fluids from the cavernous Nullara Formation reservoir.

The swabbing and nitrogen operations were proposed to lift sufficient drilling mud from the well bore to allow an influx of formation fluids into the wellbore. However, these options rely on there being either sufficient gas already available within the system or sufficient reservoir energy to continue to lift fluids from the well. The additional 190 bbls of drilling fluids recovered in this recent operation have not been enough to assist this influx and other methods will now need to be evaluated to determine whether hydrocarbons are present and the extent of the reservoir.

The EP 104/R1 Joint Venture parties will now consider the results of this testing programme before determining any future testing of the wellbore.

WA-254-P - OFFSHORE CARNARVON BASIN
FAR 10.71% (parts 1, 3, 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

Equity divestment program continues

During the quarter FAR continued with Victoria Petroleum (VPE) and Sun Resources (SUR) an equity divestment program designed to market a significant interest (29.8 percent) in the Sage Oilfield.

WA-254-P comprises 4 graticular blocks and covers 324 square kilometres within the highly prospective offshore Carnarvon Basin on Australia's North West Shelf. The Apache Energy ("Apache") operated Legendre Oilfield lies in close proximity to the north of the permit.

The permit has been covered by a multi-client 3-D survey conducted by PGS Exploration in the Dampier Sub Basin, offshore Western Australia.

The permit prospect and lead inventory comprises Duomonte, Dr Zeus, Janus 2, Helly Belly, Jayasuriya and Little Joe. Ongoing work by Apache has been directed towards maturing the first three mentioned prospects for drilling.

The Operator continues interpretation of the deeper stratigraphic levels in the permit from reprocessed 3D seismic data.

WA-254-P was renewed on the 12 June 2006 for a further term of five years.

OFFSHORE CHINA

BEIBU GULF BLOCK 22/12 – (FAR 5% - Subject to Government participation in developments for up to 51%)
OPERATOR ROC OIL

As reported in the previous quarter, on 27 September 2008 CNOOC confirmed that the Wei 6-12, Wei 6-12S, and Wei 12-8 Oil Fields have been declared development areas.

A comprehensive study of the development options for the areas was presented to CNOOC review in late September 2008.

Studies supporting an Overall Development Plan (ODP) proceeded in the quarter and should lead to the lodgement of an ODP by mid 2009 for the development of the Wei 6-12, Wei 6-12S, and Wei 12-8 Oil Fields.


Mongolia
Beijing
CHINA
India
AREA OF DETAIL
N
OIL AND GAS PIPELINE
BEIBU GULF
Wei 12-1 Field (CNOOC)
WEI 6-12
(2002 Discovery)
WEI 6-12 South
(2006 Discovery)
BLOCK 22-12
Wei 12-2
Wei 12-3
Wei 12-8 West
Wei 12-8 East
Oil Field
Gas Field
0
5 km

In order to allow capital to be focused on the Company's key projects, the directors have resolved to pursue a sale of the Company's 5% interest in the Beibu Gulf Project.

NEW CAPITAL INJECTION

During the quarter the Company announced that it planned to raise up to \$3.5 million through the issue of new convertible notes ("Notes") and up to \$0.75 million via a share placement ("Placement").

Shareholder approval for the issue of the Notes and the Placement was received at the General Meeting held on 23 January 2009. Subsequent to the meeting 28,850,000 shares were issued at \$0.026 per share raising \$0.75 million before costs.

The Notes are expected to be issued in the first week of February and will be issued at \$0.45, giving each noteholder the right to convert each Note into 10 fully paid shares (equivalent to 4.5 cents per share). A 15% per annum coupon is payable quarterly in arrears, with a redemption date of 31 January 2012. ASX quotation of the Notes will be sought in due course.

The issue of the Notes and the Placement significantly strengthens the financial position of the Company as it enters an exciting period.

EXPIRY OF FARG CONVERTIBLE NOTES

The Company's existing listed Convertible Notes (ASX: FARG) expire on 31 January 2009. At the date of this report no conversion notices have been received by the Company.

FAR maintains a web site at www.far.com.au.
Email: info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	31 December 2008

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors		656	2,653
1.2	Payments for	(c) production	(178)	(903)
		(d) administration	(396)	(1,811)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		123	383
1.5	Interest and other costs of finance paid		(146)	(579)
1.6	Income taxes paid			
1.7	Other (recovery of overhead & drilling costs)		1	4
	Net Operating Cash Flows		60	(253)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospect leases	(291)	(429)
		(b)equity investments		
		(c) other fixed assets	(428)	(862)
		(d) exploration & evaluation	(896)	(5,025)
		(e) development		
1.9	Proceeds from sale of:	(a)prospects		
		(b)equity investments		
		(c)other fixed assets		3
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other			
	Net investing cash flows		(1,615)	(6,313)
1.13	Total operating and investing cash flows (carried forward)		(1,555)	(6,566)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(1,555)	(6,566)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	900	5,078
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings	(35)	(83)
1.18	Dividends paid		
1.19	Other (Share Issue Expenses)	(64)	(295)
	Net financing cash flows	801	4,700
	Net increase (decrease) in cash held	(754)	(1,866)
1.20	Cash at beginning of quarter/year to date	7,454	8,494
1.21	Exchange rate adjustments to item 1.20	61	133
1.22	**Cash at end of quarter**	6,761	6,761

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	100
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	541	541
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	820
4.2	Development	-
	Total	820

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	352	29
5.2	Deposits at call	467	815
5.3	Commercial Bills	5,942	6,610
5.4	Other		
	Total: cash at end of quarter (item 1.22)	6,761	7,454

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	547,028,344	547,028,344	N/A	N/A
7.4	Changes during quarter (a) Increases through issues	11,250,000	11,250,000	8 cents	8 cents
	(b) Decreases through returns of capital, buy-backs	-	-		
7.5	**+Convertible debt securities: 10% Unsec.Redeem. Convertible Note)**	7,700,000	7,700,000	70 cents	*Maturity Date* 31 January 2009
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				*Maturity Date*
7.7	**Options**			*Exercise price*	*Expiry date*
	Incentive	9,500,000	–	15 cents	31 July 2010
	Consultant	1,500,000	–	23 cents	30 June 2009
	Consultant	2,000,000	–	30 cents	30 June 2010
	Consultant	6,000,000	-	14 cents	1 March 2011
7.8	Issued during quarter			*Exercise Price*	*Expiry Date*
7.9	Exercised during quarter			*Exercise Price*	*Expiry Date*
7.10	Expired during quarter:			*Exercise Price*	*Expiry Date*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Date: 29 January 2009
Print name: COLIN HARPER (COMPANY SECRETARY)

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

END